Exhibit 23



          Consent of Independent Registered Public Accounting Firm



To the Compensation Committee of the
Con-way Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements (Nos. 333-92399 and 333-102749 on Form S-8) of Con-way Inc. of our report dated June 12, 2006, with respect to the statements of net assets available for benefits of the CNF Inc. Thrift and Stock Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule, schedule H, line 4i, schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the CNF Inc. Thrift and Stock Plan.


                                 /s/ KPMG LLP



Portland, Oregon
June 22, 2006